UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Tesoro Logistics LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

88160T107
(CUSIP Number)

January 6, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88160T107
1	NAME OF REPORTING PERSON Center Coast Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 5,361,917
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 5,361,917
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,361,917
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25%
12	TYPE OF REPORTING PERSON (See Instructions) IA

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Item 1.

	(a)	Name of Issuer:

Tesoro Logistics LP

	(b)	Address of Issuer’s Principal Executive Offices:

19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

Item 2.

	(a)	Name of Person Filing:

Center Coast Capital Advisors, LP

	(b)	Address of Principal Business Office, or if none, Residence:

1600 Smith Street, Suite 3800
Houston, Texas 77002

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common Units

	(e)	CUSIP Number:

88160T107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4.	Ownership.

	(a)	Amount beneficially owned:

5,361,917

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(b) Percent of class:

5.25%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

5,361,917

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

5,361,917

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Center Coast Capital Advisors, LP (“Center Coast”) acts as an investment adviser or investment sub-adviser to certain registered investment companies, pooled investment vehicles and other clients, and may be deemed to be a beneficial owner of securities held by such clients for purposes of Exchange Act Rule 13d-3 because it has shared power to retain, dispose of or vote the securities of such clients. The clients have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. None of the securities listed herein are owned of record by Center Coast.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

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Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2017

CENTER COAST CAPITAL ADVISORS, LP

By:	William H. Bauch
Name: William H. Bauch
Title: Chief Financial Officer and Chief Compliance Officer

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